September 19, 2005



Mail Stop 4561

Steven A. Odom
Chairman of the Board and Chief Executive Officer
Verso Technologies, Inc.
400 Galleria Parkway
Suite 300
Atlanta, GA 30339

	Re:	Verso Technologies, Inc.
		Registration Statement on Form S-3
		Filed August 24, 2005
		File No. 333-127817

Dear Mr. Odom:

	This is to advise you that we have limited our review of the above-referenced filing to the matters addressed in the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please be advised that our accounting staff is conducting a review of the financial statements and related matters in your periodic reports. Comments, if any, will be sent shortly under separate cover. Please note that this registration statement will not be declared effective until all accounting comments have been cleared.

Registration Statement on Form S-3
Prospectus Cover Page
2. Please revise to disclose your concurrent offering on Form S-3
(333-126223) and to state the number of shares currently being offered under your other registration statement.

Where You Can Find More Information, page 8
3. Please revise this section to include your Form 10-Q filed on August 9, 2005 and ensure that your future amendments are updated to include all filings that are required to be incorporated by reference and are made prior to effectiveness. See Interp. H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.

Selling Shareholders, page 13
4. While we note the disclosure you have provided regarding the amendment to the 7.5% convertible debentures, we also note from the terms of the debentures issued in 2000 that the original conversion price was $4.50 but is now $2.60. Revise to explain the basis for this change and to ensure that any other material changes with respect to the debentures that have occurred since the issuance of the 2000 debentures have been disclosed. For example, it does not appear that the selling shareholders were signatories to the Convertible Debenture and Warrant Purchase Agreement dated October 31, 2000. Please revise to indicate how the selling shareholders received their interests in the debentures.
5. Please revise to clarify which shares underlying the convertible debentures are being registered. Your disclosure on page 13 indicates that the shares being registered are issuable upon conversion of the 7.5% convertible debentures in the aggregate principal amount of $4.5 million, but it appears that you are registering only 865,385 shares underlying the debentures, approximately half of the shares that would be issuable at a conversion rate of $2.60. Were the remaining shares registered in a prior registration statement or are you registering only the shares that will be issuable once you have made the scheduled payments through the end of November of 2005? Please revise to clarify and ensure that you include a thorough description of any terms of the amendment that caused you to register what appears to be only half of the shares underlying the convertible notes.
6. Please note that disclosure regarding all material transactions with a selling shareholder that took place within the past three years must be provided to conform to the requirements of Item 507 of
Regulation S-K. Accordingly, please revise to disclose the terms of the February 24, 2004 warrant and debenture that are discussed in footnote 8. Additionally, we note from your disclosure on page 13 that you entered into the amendment with the selling security holders to restructure the payment terms of the debentures, "among other things." Please confirm that the "other things" to which you refer relate to the issuance of the additional warrants and the entry into the registration rights agreement or expand your disclosure to ensure that you have provided a thorough discussion of all of the material terms of the amendment and any related agreements.
7. We note that Section 14 of each of the warrants exercisable for shares being registered state that Verso shall use the net proceeds from the exercise of the warrants solely for payment obligations under the debentures. Please revise to discuss the material terms of this provision.

Exhibit Index
8. Please revise your exhibit index to include the Convertible Debenture and Warrant Purchase Agreement. See Item 601(b)(4) of Regulation S-K. Additionally, while it appears that the convertible debentures were issued in 2000, your exhibit index indicates that the form of debenture was filed as an exhibit to an 8-K dated December 6,
2005.  Please revise accordingly.


* * * * *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper, at (202) 551-3482 or Sara Kalin at (202) 551-3454. If you require additional assistance you may contact the undersigned, at (202) 551-3730.


      		Sincerely,


      		Barbara C. Jacobs
      		Assistant Director


cc:	Via Facsimile
      Robert C. Hussle & Lori Gelchion, Esq.
	Rogers & Hardin LLP
	2700 International Tower
	229 Peachtree St., NE
	Atlanta, GA 30303
	Telephone: (404) 522-4700
	Facsimile:  (404) 525-2224
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Steven A. Odom
Verso Technologies, Inc.
September 19, 2005
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